July 28, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:                                         Mr. Joseph McCann

                                                                                                Ms. Amanda Ravitz

Re:                    Aeroflex Holding Corp.

               Preliminary Proxy Statement on Schedule 14A

               Filed July 3, 2014

               File No. 001-34974

Dear Mr. McCann and Ms. Ravitz:

This letter is being furnished on behalf of Aeroflex Holding Corp. (the “Company”) in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated July 22, 2014, regarding the Company’s Preliminary Proxy Statement on Schedule 14A that was filed with the Commission on July 3, 2014 (File No. 001-34974) (the “Proxy Statement”). Capitalized terms used but not defined in this letter shall have the respective meanings assigned to such terms in the Proxy Statement.

The text of the Staff’s comments has been included in bold for your convenience, and we have numbered the paragraphs below to correspond to the number in the Staff’s letter.  For your convenience, we have also set forth the Company’s responses immediately below the numbered comments.

Background of the Merger, page 28

1.              We refer to your disclosure on page 32 concerning Goldman Sachs’ April 27, 2014 presentation to the board of directors. Please revise to provide a summary of Goldman Sachs’ presentation in accordance with Regulation M-A, Item 1015(b)(6).

Response:

In response to the Staff’s comment, the disclosure on page 33 of the Proxy Statement has been revised to provide a summary of Goldman Sachs’ April 27, 2014 presentation to the board of directors.

2.              Please revise to disclose the Board’s basis for determining on April 27, 2014 that it should grant Cobham exclusivity as opposed to Company A.

Response:

In response to the Staff’s comment, the disclosure on page 33 of the Proxy Statement has been revised to state that the Board’s determination to proceed with Cobham’s offer as opposed to Company A’s offer was based on the Board’s belief that Cobham’s offer was more favorable from a financial point of view to the Company’s stockholders than Company A’s offer.

***

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments.  If you have any further questions or need any additional information, please feel free to contact the undersigned at (212) 756-2372 at your convenience.

Sincerely,

/s/ John M. Pollack
John M. Pollack

cc:                                Leonard Borow, Aeroflex Holding Corp.

Edward Wactlar, Aeroflex Holding Corp.